UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

The extraordinary general meeting of shareholders (the “EGM”) of EPWK Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on May 15, 2026. In connection with the EGM, the Company hereby furnishes the following documents:

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated April 22, 2026, to be mailed to all shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: April 22, 2026	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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